

MCG
CAPITAL
CORPORATION

May 8, 2015

Via Overnight Courier

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
        File No. 814-00239

Ladies and Gentlemen:

On behalf of the board of directors of MCG Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Class Action Complaint in _David Ormsby v. Keith Kennedy, et al.,_ as filed with the Court of Chancery of the State of Delaware on May 6, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
            MCG Capital Corporation
        William D. Savitt
        Nicholas Walter
        David E. Shapiro
            Wachtell, Lipton, Rosen & Katz



EFiled: May 06 2015 08:50AM EDT
Transaction ID 57187476
Case No. 10992-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DAVID ORMSBY, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

KEITH KENNEDY, RICHARD W. NEU, KENNETH J. O'KEEFE, KIM D. KELLY, GAVIN SAITOWITZ, PENNANTPARK FLOATING RATE CAPITAL LTD., PFLT PANAMA, LLC, and PFLT FUNDING II, LLC,

Defendants.

C. A. No.: ____________

VERIFIED CLASS ACTION COMPLAINT

Plaintiff David Ormsby ("Plaintiff"), by his undersigned attorneys, for this Verified Class Action Complaint, alleges upon information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the public stockholders of MCG Capital Corporation ("MCG" or the "Company") against MCG's Board of Directors (the "Board" or the "Individual Defendants"), PennantPark Floating Rate Capital Ltd. ("PennantPark"), PFLT Panama, LLC ("Merger Sub One"), and PFLT Funding II, LLC ("Merger Sub Two"). This action seeks to enjoin defendants from further breaching their fiduciary duties in their

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pursuit of a sale of MCG at an unfair price through an unfair process that was tilted in favor of PennantPark (the "Proposed Acquisition").

2.   Defendants announced on April 29, 2015, that the Board had agreed to sell MCG to PennantPark, wherein PennantPark will acquire all of the outstanding common stock of MCG for $4.75 per share in stock and cash (the "Proposed Consideration"). Pursuant to the terms of the Proposed Acquisition, MCG stockholders will receive $4.521 per share in PennantPark stock, and $0.226 per share in cash. Following the consummation of the Proposed Acquisition, MCG stockholders will own only approximately 44% of the combined company, while PennantPark stockholders will own approximately 56%.   The Proposed Acquisition is also marred with preclusive deal protections that effectively prevent MCG from receiving a superior offer.

3.   MCG is a commercial finance company that provides capital and advisory services to lower middle-market companies throughout the United States. The Company's portfolio companies use its capital investment to finance acquisitions, recapitalizations, buyouts, organic growth, working capital, and other general corporate purposes. MCG aims to achieve returns by generating current income and capital gains on its investments.

4.   In the last two years, MCG Capital has traded as high as $5.55 on August 1, 2013. And just last year, as recently as on January 22, 2014, MCG's

stock price traded above the $4.75 Proposed Consideration. Shortly thereafter, however, the Company's stock suffered a decline in the wake of the resignations of MCG's top two executives and struggling investments. Since then, the new management team has off-loaded many underperforming investments, strengthened MCG's balance sheet, and boosted stock buybacks. This leaner, better capitalized operation should be leveraged to produce greater stockholder returns, but instead, the Board was intent on selling the Company, thereby divesting MCG stockholders of their controlling stake in the Company's portfolio.

5. Additional factors further demonstrate that the Proposed Consideration is too low. The average thirty-day premium to a target's stock price for transactions valued between $100 million and $500 million in the last five years among companies in MCG's industry is over 47%. In comparison, *the thirty-day premium PennantPark is offering MCG stockholders here is a mere 17%– barely one-third of the average in comparable transactions*.

6. Further, the Proposed Consideration is actually equivalent to the Company's net asset value ("NAV") per share, making the Proposed Acquisition essentially a liquidation in which MCG's stockholders are receiving no control premium for giving up their ownership of the Company's assets. Instead, they will now become minority participants in the combined company, which will be able to

utilize MCG's substantial cash resources from its strong balance sheet to make investments of PennantPark's own choosing.

7.   The Individual Defendants are willing to sell under these terms rather than wait for MCG to reap the long-term benefits of operating as a going concern or a higher premium in order to gain substantial personal benefits afforded them (but not MCG's public stockholders) in the Proposed Acquisition. For example, following the consummation of the Proposed Acquisition, two of MCG's four outside directors will become directors of the new combined company, thus retaining their prestigious and lucrative positions and, in fact, increasing their annual compensation at the post-Proposed Acquisition company.

8.   In addition, the Company's inside director, President, and Chief Executive Officer ("CEO"), defendant Keith Kennedy ("Kennedy"), will receive a change in control termination payout, including accelerated restricted stock, of nearly $3 million, which amounts to over six times his annual salary. These executives and directors have managed to secure for themselves substantial employment at the expense of the stockholders' best interests.

9.   In order to lock up the Proposed Acquisition on these unfair terms, the defendants adopted numerous preclusive and onerous deal protection devices, which are set forth in the Agreement and Plan of Merger entered into on April 28, 2015 (the "Merger Agreement"). These provisions, which collectively preclude

any competing offers for MCG, include: (i) a termination fee of $7 million if MCG accepts a competing bid; (ii) a no-solicitation clause; and (ii) a three business-day matching rights period during which PennantPark can match any superior proposal received by MCG.

10.   In short, the Proposed Acquisition is designed to unlawfully divest MCG's public stockholders of MCG's valuable assets for grossly inadequate consideration.   To remedy defendants' breaches of fiduciary duties and other misconduct, Plaintiff seeks injunctive relief preventing consummation of the Proposed Acquisition, unless and until MCG adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for stockholders, or rescission of the Merger Agreement to the extent that the Proposed Acquisition has been consummated.

THE PARTIES

11.   Plaintiff is and has been a stockholder of MCG at all times relevant hereto.

12.   Non-Defendant MCG is a Delaware corporation with principal executive offices located at 1001 19th Street North, 10th Floor, Arlington, Virginia. MCG is an internally managed, non-diversified, closed-end investment company that operates as a business development company.   The Company provides capital and advisory services to lower middle-market companies

throughout the U.S., and aims to achieve attractive returns by generating current income and capital gains on its investments. Generally, MCG's portfolio companies use its capital investment to finance acquisitions, recapitalizations, buyouts, organic growth, working capital, and other general corporate purposes.

13. Defendant Kennedy is MCG's President and has been since March 2014, and CEO and a director and has been since April 2014. Defendant Kennedy also served as MCG's Chief Financial Officer and Treasurer from May 2012 to March 2014, and Executive Vice President and Managing Director from February 2012 to March 2014.

14. Defendant Richard W. Neu ("Neu") is MCG's Chairman of the Board and has been since 2009 and a director and has been since 2007. Defendant Neu also served as MCG's CEO from October 2011 to November 2012. Following completion of the Proposed Acquisition, defendant Neu will join the PennantPark board of directors.

15. Defendant Kenneth J. O'Keefe ("O'Keefe") is a director of MCG and has been since 2001. Defendant O'Keefe also served as MCG's Chairman of the Board from February 2005 to March 2007. Following completion of the Proposed Acquisition, defendant O'Keefe will join the PennantPark board of directors.

16. Defendant Kim D. Kelly is a director of MCG and has been since 2004.

17.   Defendant Gavin Saitowitz is a director of MCG and has been since 2009.

18.   Defendant PennantPark is a Maryland corporation with principal executive offices located at 590 Madison Avenue, 15th Floor, New York, New York.   Defendant PennantPark is a business development company whose objectives are to generate current income and capital appreciation by investing primarily in loans bearing a variable-rate of interest, or floating rate loans, and other investments made to U.S. middle-market companies.

19.   Defendant Merger Sub One is a Delaware limited liability company and wholly-owned subsidiary of defendant PennantPark. Upon completion of the Proposed Acquisition, defendant Merger Sub One will merge with and into MCG, with MCG continuing as the surviving company as a wholly-owned subsidiary of defendant PennantPark.

20.   Defendant Merger Sub Two is a Delaware limited liability company and wholly-owned subsidiary of defendant Pennant Park. Upon completion of the Proposed Acquisition, immediately following the merger of defendant Merger Sub One into MCG, MCG will merge with and into defendant Merger Sub Two.

SUBSTANTIVE ALLEGATIONS

The Proposed Acquisition

21.   On April 29, 2015, MCG and PennantPark jointly issued a press

release announcing that the Individual Defendants had agreed to sell MCG to

PennantPark. Under the terms of the agreement, holders of MCG common stock

will receive $4.75 for each share of MCG common stock they own, including

$4.521 in PennantPark stock and $0.226 in cash. The stock and cash transaction

values MCG at approximately $175 million. The April 29, 2015 press release

stated, in relevant part:

> New York, NY-April 29, 2015-PennantPark Floating Rate Capital
> Ltd. (NASDAQ: PFLT) and MCG Capital Corporation (NASDAQ:
> MCGC) announced today that they have entered into a definitive
> agreement under which PFLT will acquire MCGC in a stock and cash
> transaction currently valued at approximately $175 million, or
> approximately $4.75 per MCGC share at closing, representing a
> 15.8% premium to MCGC's closing stock price on April 28, 2015.
> The Boards of Directors of both companies have each unanimously
> approved the transaction.
>
> Under the terms of the transaction, MCGC stockholders will receive
> $4.521 in PFLT shares for each MCGC share, resulting in
> approximately 11.8 million PFLT shares expected to be issued in
> exchange for the approximately 36.9 million MCGC shares expected
> to be outstanding at closing. Additionally, each MCGC shareholder
> will receive $0.226 per share in cash from PennantPark Investment
> Advisers, LLC. To the extent PFLT's 10-day volume-weighted
> average price is less than PFLT's NAV, the Adviser will pay up to an
> additional $0.25 per PFLT share issued in this transaction.
>
> Following the transaction, PFLT stockholders are expected to own
> approximately 56% of the combined company and MCGC
> stockholders will own approximately 44%. The combined company

will remain externally managed by PennantPark Investment Advisers, LLC and will remain headquartered in New York. Two members of MCGC's Board of Directors will be appointed to PFLT's Board of Directors upon closing of the transaction.

Consummation of the acquisition is subject to approval of both PFLT and MCGC stockholders and other customary closing conditions. The transaction is expected to close during the third calendar quarter of 2015.

"We believe this transaction presents a unique opportunity for value creation for both PFLT and MCGC stockholders," commented Arthur Penn, Chief Executive Officer of PFLT. "This transaction creates a larger middle-market senior floating rate capital provider with greater market coverage, access to capital, scale and diversification. We believe that our diversified portfolio composition and lending track record throughout various business cycles have positioned us to deliver value for our stockholders."

"We are excited to have entered into this mutually beneficial combination with PFLT," commented Richard Neu, Chairman of the Board of Directors of MCGC. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a strong balance sheet and proven track record. Through this transaction we expect to create a strong company that is well-positioned for future growth in a market which presents abundant investment opportunities. We are very appreciative of the leadership provided by Keith Kennedy and the extraordinary efforts of Keith and his team that enabled MCGC to deliver a high quality, liquid and unlevered balance sheet as part of this transaction."

PFLT expects, over time, to deploy most of MCGC's cash into an investment portfolio consistent with that of PFLT's existing loan portfolio. The combined company is expected to have an equity base of approximately $376 million. PFLT believes that a balance sheet of this size will allow the combined company to be a more important provider of capital to middle market sponsors and corporate borrowers.

Keefe, Bruyette & Woods, Inc. ("KBW") and SunTrust Robinson Humphrey, Inc. served as financial advisers to PFLT and KBW delivered a fairness opinion to PFLT's Board of Directors. Dechert LLP and Venable LLP served as legal counsel to PFLT. Morgan Stanley served as financial adviser to MCGC and delivered a fairness opinion to MCGC's Board of Directors. Wachtell, Lipton, Rosen & Katz served as legal counsel to MCGC.

22. Also on April 29, 2015, MCG filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission ("SEC") wherein it disclosed the Merger Agreement. The Merger Agreement contains a number of draconian deal protection devices designed to preclude any competing bids for MCG from emerging in the period following the announcement of the Proposed Acquisition, which effectively locked-up the deal in favor of PennantPark. As the Individual Defendants were duty bound to maximize stockholder value in connection with the Proposed Acquisition, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

23. Under the Merger Agreement, MCG is subject to a no-solicitation clause that prohibits MCG from seeking a superior offer for its stockholders. Specifically, section 6.4(a) of the Merger Agreement states, in pertinent part:

> Subject to the provisions of this Section 6.4, the Company will not, and will cause its Subsidiaries not to, and will instruct the Company's and its Subsidiaries' respective officers, directors, employees and other Representatives not to, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any

letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.4(b)). The Company shall, and shall direct each of its Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than Parent or Merger Subs) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto.

24.   Though the Merger Agreement ostensibly has a "fiduciary out" provision that allows MCG to negotiate with other bidders, this provision would require a potential acquiror to first make an unsolicited offer. Without access to non-public information, which the Company is prevented from offering under the Merger Agreement prior to the receipt of an offer that MCG reasonably expects to lead to a superior deal, no other bidders will emerge to make a superior proposal.

25.   Furthermore, under Section 6.4(e) of the Merger Agreement, should it receive an unsolicited bid, MCG must notify PennantPark of the bidder's offer. Thereafter, should the Board determine that the unsolicited offer is superior, PennantPark is granted three business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company's stockholders as the unsolicited offer. PennantPark will be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage MCG has in receiving the unsolicited offer.

26.   Also, pursuant to section 8.2(b) of the Merger Agreement, MCG must pay PennantPark a $7 million termination fee if it accepts a superior proposal.

The Proposed Acquisition Undervalues MCG

27.   The Individual Defendants' fiduciary duties require them to maximize stockholder value when entering into a change-in-control transaction such as the Proposed Acquisition. Here, however, the Individual Defendants' eagerness to enter into an acquisition with PennantPark due to their conflicted status resulted in a sales process that was not designed to obtain the maximum price for MCG stockholders. As a result, MCG's public stockholders have been, and will continue to be, denied the fair process and arm's-length negotiated terms to which they are entitled to in a sale of MCG. Indeed, the Proposed Consideration does not reflect the true inherent value of MCG as known to the Individual Defendants and PennantPark.

28.   A crucial metric for stockholders of business development companies, like MCG, is the subject company's NAV. NAV is simply a proxy for a firm's value should it cease to exist and be completely liquidated. Most companies trade at a premium to NAV, since, presumably, a company is worth more continuing its operations than it is liquidating.

29.   Defendants are well aware of the importance of NAV, as the Company consistently highlights this number in its press releases and financial

filings. As of the date of the Merger Agreement, MCG had a NAV of $4.75 per common share—equal to the Proposed Consideration offered by PennantPark in the Proposed Acquisition. Stockholders are, therefore, receiving no control premium for giving up their ownership of the Company's assets. Instead, they will now become minority participants in the combined company, which will be able to utilize MCG's substantial cash resources from its strong balance sheet to make investments of PennantPark's own choosing. Nevertheless, the Individual Defendants still have agreed to the Proposed Acquisition.

30. Additional factors further demonstrate that the Proposed Consideration is too low. The average thirty-day premium to a target's stock price for transactions valued between $100 million and $500 million in the last five years in MCG's industry is over 47%. In comparison, *the thirty-day premium PennantPark is offering MCG stockholders here is a mere 17%–barely one-third of the average in comparable transactions*.

31. Further, compared to the Company's peers, the Proposed Consideration undervalues MCG. A common way to value a company is to look at its multiple to its enterprise value ("EV") to the last twelve months ("LTM") revenues. The Company's peers have an EV that is between 9.17x to 13.27x their LTM revenues. Applying these same multiples to the Company results in a per share value between $4.77 and $6.90.

32.   Also demonstrating the inadequacy of the Proposed Consideration, the Company's peers' EV is a 20.93x to 21.83x multiple to their LTM earnings before interest, taxes, depreciation, and amortization. These multiples imply that MCG is worth between $7.46 and $7.78 per share. Thus, based on these common valuation metrics, the Proposed Consideration of $4.75 is over $2.71 too low, at a minimum.

33.   In the last two years, MCG has traded as high as $5.55 on August 1, 2013, 17% higher than the Proposed Consideration. And just last year, as recently as on January 22, 2014, MCG's stock price traded above the $4.75 Proposed Consideration.   Shortly thereafter, however, the Company's stock suffered a decline in the wake of the resignations of MCG's top two executives, as well as the deterioration of several investments in struggling for-profit education companies. Since then, the new management team has successfully redeemed and monetized many of the Company's investments, including offloading underperforming assets, strengthened MCG's balance sheet, and boosted stock buybacks.

34.   MCG now boasts a balance sheet with no debt and $128 million in cash and receivables ready to redeploy as capital investments, as well as $175 million in unrealized balance sheet losses that can now be used by PennantPark to offset future profits.   The Company also continues to maintain its existing investment portfolio, which analysts estimate PennantPark is purchasing for a mere $0.92 on the dollar.   MCG's leaner, better capitalized operation should be

leveraged to produce greater stockholder returns, but instead, the Board is intent on

selling the Company at a discount, thereby divesting MCG stockholders of their

controlling stake in the Company's portfolio in exchange for the inadequate

Proposed Consideration.

The Defendants' Interests in the Proposed Acquisition

35.   The Individual Defendants disloyally placed their own interests first,

and tailored the terms and conditions of the Proposed Acquisition to meet their

own personal needs and objectives. For example, following the consummation of

the Proposed Acquisition, two members of MCG's Board will become directors of

the post-Proposed Acquisition company. Specifically, MCG's April 29, 2015 Form

8-K stated, in relevant part:

> Following the Merger, the size of the PFLT board of directors will be
> increased by two directors and two members of MCG's board of
> directors, Richard Neu and Kenneth O'Keefe, will be added as a Class
> II director with a term expiring at PFLT's 2016 annual meeting of
> stockholders and a Class III director with a term expiring at PFLT's
> 2017 annual meeting of stockholders, respectively.

36.   Accordingly, defendants Neu and O'Keefe will benefit by maintaining

their prestigious roles as directors and reaping the lucrative compensation those

positions entail. By joining the board of directors of PennantPark, which

traditionally requires joining the board of PennantPark affiliate PennantPark

Investment Corporation in tandem, defendants Neu and O'Keefe have guaranteed

themselves significant raises. Whereas the annual compensation for serving on

MCG's Board is $100,000, defendants Neu and O'Keefe now stand to make at least

$170,000 per year, a 70% increase.

37. The Merger Agreement also guarantees defendant Kennedy, an officer

of the Company, an enormous cash windfall in the form of a severance payout. As

stated in the April 29, 2015 Form 8-K, in relevant part:

> The Merger Agreement provides that all severance payments and
> benefits due under the applicable Company benefit plans (based upon
> a termination without "cause" or "qualifying termination," as
> applicable) shall be paid in full in a lump sum to each employee and
> former employee of the Company (including the Company's named
> executive officers) upon the closing of the Merger, consistent with
> applicable law.

According to MCG's 2014 Amended Annual Report on Form 10-K/A filed with

the SEC on April 29, 2015, defendant Kennedy's severance payout will total nearly

$3 million, including over $800,000 in unvested restricted shares that will

accelerate upon completion of the Proposed Acquisition. This payout amounts to

over six times defendant Kennedy's annual salary, providing a clear financial

incentive for him to agree to the unfair Proposed Acquisition.

38. By negotiating for such personal benefits in connection with the

consummation of the Proposed Acquisition, the Individual Defendants placed their

own personal interests before those of MCG's stockholders thus resulting in the

Proposed Acquisition being presented to MCG stockholders at an untenable and

inadequate offer price.

CLASS ACTION ALLEGATIONS

39.   Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of himself and all other public stockholders of MCG that have been or will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants and any individual or entity affiliated with any defendant.

40.   This action is properly maintainable as a class action.

41.   The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, there were more than thirty-seven million shares of MCG common stock outstanding as of April 28, 2015.

42.   There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member.   The common questions include the following:

(a)   whether the Individual Defendants have breached their fiduciary duties of loyalty, good faith, and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)   whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c)   whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire MCG or its assets;

(d)   whether PennantPark, Merger Sub One, and Merger Sub Two aided and abetted any of the Individual Defendants' breaches of fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Acquisition; and

(e)   whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition consummated.

43.   Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

44.   Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

45.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.

46.   Defendants have acted, or failed to act, on grounds generally applicable to the Class with respect to the matters complained of herein, thereby

making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

(Claim for Breach of Fiduciary Duties Against the Individual Defendants)

47.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

48.   The Individual Defendants have violated the fiduciary duties of care, loyalty, and good faith owed to the public stockholders of MCG and have acted to put their personal interests ahead of the interests of MCG stockholders.

49.   By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the other members of the Class of the true value of MCG.

50.   The Individual Defendants have violated their fiduciary duties by entering MCG into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on MCG's stockholders.

51.   As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duty of loyalty owed to the stockholders of MCG because, among other reasons:

> (a)   they failed to take steps to maximize the value of MCG to its public stockholders;

(b)	they failed to properly value MCG and its various assets and operations; and

(c)	they ignored or did not protect against the numerous conflicts of interests resulting from the Individual Defendants' own financial stakes in the Proposed Acquisition.

52.	Because the Individual Defendants control the business and corporate affairs of MCG, and have access to private corporate information concerning MCG's assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of MCG that makes it inherently unfair for them to pursue and recommend the Proposed Acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

53.	By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary duties toward Plaintiff and the other members of the Class.

54.	The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the Class.

55.   As a result of the Individual Defendants' unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of MCG's assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

56.   Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

SECOND CAUSE OF ACTION

**(Claim for Aiding and Abetting Breaches of Fiduciary Duty
Against Defendants PennantPark, Merger Sub One, and Merger Sub Two)**

57.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

58.   Defendants PennantPark, Merger Sub One, and Merger Sub Two knowingly assisted the Individual Defendants' breaches of fiduciary duties in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, MCG provided, and defendants PennantPark, Merger Sub One, and Merger Sub

Two obtained, sensitive, non-public information concerning MCG and thus had unfair advantages that are enabling defendant PennantPark to acquire the Company at an unfair and inadequate price.

59. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their MCG shares.

60. As a result, Plaintiff and the Class members are being irreparably harmed.

61. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Rescinding, to the extent already implemented, the Merger Agreement;

C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

D.   Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

E.   Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 6, 2015   **ANDREWS & SPRINGER LLC**

                                                     /s/ Peter B. Andrews
                                                     Peter B. Andrews (#4623)
                                                     Craig J. Springer (#5529)
                                                     3801 Kennett Pike
                                                     Building C, Suite 305
                                                     Wilmington, DE 19807
                                                     Telephone: (302) 504-4957
                                                     Facsimile: (302) 397-2681

                                                     Attorneys for Plaintiff

Of Counsel:

ROBBINS ARROYO LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
EDWARD B. GERARD
JUSTIN D. RIEGER
600 B Street, Suite 1900
San Diego, CA 92101
(619) 525-3990

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